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February 26, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:   Ms. Patsy Mengiste
         Document Control - EDGAR

RE:      RiverSource Market Advantage Series, Inc.
                  RiverSource Portfolio Builder Aggressive Fund
                  RiverSource Portfolio Builder Moderate Aggressive Fund RiverSource Portfolio Builder Total Equity Fund

         Registration Statement on Form N-14

Dear Ms. Mengiste:

Registrant is filing a registration statement on Form N-14 in connection with the proposed reorganizations of Seligman Asset Allocation Aggressive Growth Fund and Seligman Asset Allocation Growth Fund into RiverSource Portfolio Builder Total Equity Fund; Seligman Asset Allocation Moderate Growth Fund into RiverSource Portfolio Builder Aggressive Fund; and Seligman Asset Allocation Balanced Fund into RiverSource Portfolio Builder Moderate Aggressive Fund.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,

/s/      Scott R. Plummer
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         Scott R. Plummer
         Vice President, General Counsel and Secretary
         RiverSource Market Advantage Series, Inc.